Morgan, Lewis & Bockius llp

101 Park Avenue
New York, NY 10178-0060 +1.212.309.6000

United States +1.212.309.6001

August 9, 2022

VIA EDGAR

Ms. Tracey Houser

Mr. Al Pavot

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Science

100 F Street, NE

Washington, D.C. 20549

Re: 23andMe Holding Co.

Form 10-K for Fiscal Year Ended March 31, 2022

Filed May 27, 2022

File No. 001-39587

Dear Ms. Houser and Mr. Pavot:

On behalf of 23andMe Holding Co. (the “Company”), we submit this letter in response to your letter dated July 21, 2022 regarding the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to its review of the above-referenced filing of the Company. For your convenience, we have reproduced each of the Staff’s comments in italics below and follow each comment with the Company’s response. Reference is made herein to the disclosure set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the Commission on August 9, 2022 (the “June 30 Form 10-Q”). Capitalized terms used in the Company’s responses but not otherwise defined have the meanings set forth in the June 30 Form 10-Q.

Ms. Houser

Mr. Pavot

August 9, 2022

Form 10-K for Fiscal Year Ended March 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 100

1.
We note that your CODM evaluates your reportable segments using Adjusted EBITDA. Please provide a discussion and analysis of Adjusted EBITDA at the segment level. In this regard, we note that the Consumer & Research Services Adjusted EBITDA recognized earnings of $12.8 million for fiscal year 2021 but losses of $30.1 million for fiscal year 2022. Refer to Item 303(b) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Company Response: The Company acknowledges the Staff’s comment and in response has included in the June 30 Form 10-Q the disclosure set forth below. Comparable disclosure will also be included as appropriate in future filings.

Consumer & Research Services

Consumer & Research Services Adjusted EBITDA declined for the three months ended June 30, 2022, as compared to the three months ended June 30, 2021, primarily due to a $11.5 million increase in advertising and brand-related spend in our marketing programs to grow our consumer business, and a $11.6 million increase in expenses, primarily due to personnel-related expenses driven by increased salaries and related taxes as a result of inflation and growth in headcount, mainly attributable to telehealth services.

The foregoing increase to expenses was partially offset by increases in our total revenue of $5.3 million. Revenue growth was primarily driven by an increase in consumer services revenue of $11.9 million attributable to telehealth services from the Lemonaid Acquisition. This increase was partially offset by a $3.7 million decrease in PGS revenue driven mainly by lower PGS kit sales volume offset by an increase in subscription service revenue. Additionally offset by a $2.9 million decrease in research services revenue due primarily to lower project hours incurred pursuant to the GSK Agreement, compared to the same period in the prior year.

Therapeutics

Therapeutics' Adjusted EBITDA slightly declined for the three months ended June 30, 2022, as compared to the three months ended June 30, 2021, primarily due to an $1.9 million increase in personnel-related expenses due to growth in headcount and increased salaries and related taxes as a result of inflation. Additionally, facilities, other overhead allocation and other increased by $1.8 million primarily due to growth in research and development headcount as well as increased personnel-related expenses for shared-cost departments during the three months ended June 30, 2022. This spend increase was partially offset by a $3.6 million decrease in lab-related research and development expenses primarily due to the opt-out exercised pursuant to the GSK Agreement with respect to sharing the costs of further research on therapeutic product candidate GSK6097608.

Ms. Houser

Mr. Pavot

August 9, 2022

Critical Accounting Policies and Estimates, page 103

2.
We note that you recognized $351.7 million of goodwill in connection with your acquisition of Lemonaid Health, which is 38.4% of total stockholders’ equity as of March 31, 2022. We further note that your Consumer & Research Services segment, which includes Lemonaid Health recognized Adjusted EBITDA loss of $30.1 million for fiscal year 2022. As such, please tell us your consideration for disclosing and discussing impairment testing for goodwill as a critical accounting policy and estimate, including following discussion points:
•
The date you are testing goodwill for impairment.
•
The level at which you are testing the goodwill (e.g., the Lemonaid/telehealth level or the Consumer & Research Services level).
•
The percentage by which the estimated fair value exceeds the carrying value.
•
The methodologies used to estimate the fair value of the reporting unit and/or operating segment, including the material judgments, assumptions and estimates.
•
A discussion of the degree of uncertainty associated with the key assumptions and the potential impact changes in the key assumptions would have on your impairment analysis.
•
A discussion of the potential events and/or changes in circumstances that could reasonably be expected to occur and negatively affect the key assumptions and result in a material impairment charge.

Refer to Item 303(b)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company performed a qualitative assessment at the Consumer & Research Services level during its annual impairment testing in January 2022. The Company concluded that it was more likely that not that the fair value of its Consumer & Research Services reporting unit, where the goodwill related to the acquisition of Lemonaid Health, Inc. is recorded, exceeds its carrying amount. As such, the quantitative assessment was not necessary.

In addition, in response to the Staff’s comment, the Company has included the disclosure set forth below in the June 30 Form 10-Q. Comparable disclosure will also be included as appropriate in future filings.

Ms. Houser

Mr. Pavot

August 9, 2022

Goodwill

Goodwill represents the excess purchase price of acquired businesses over the fair values attributed to underlying net tangible assets and identifiable intangible assets. We test goodwill each fiscal year on January 1st for impairment at the Consumer & Research Services reporting unit level. Goodwill is also tested for impairment whenever an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Performance of the qualitative impairment assessment requires judgment in identifying and considering the significance of relevant events and circumstances, including external factors such as macroeconomic and industry conditions and the legal and regulatory environment, as well as entity-specific factors, such as actual and planned financial performance that could impact the fair value of our Consumer & Research Services reporting unit. If, after assessing the totality of these qualitative factors, we determine that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then no additional assessment is deemed necessary. Otherwise, we will proceed to perform the quantitative impairment test in which the fair value of the reporting unit is compared with its carrying amount, and an impairment charge will be recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any.

Our annual assessment for goodwill impairment was performed as of January 1, 2022. The assessment indicated that is it more likely than not that the fair value of the Consumer & Research Services reporting unit exceeds its carrying amount. We are not experiencing constraints on access to capital, poor financial performance, nor do we intend to scale down our business. We have not experienced any conditions that would require a write-down of our other assets, including long-lived assets. Therefore, no goodwill impairment charges were recorded as a result of our 2022 impairment analysis. Furthermore, in considering potential indicators of impairment, the Company has considered recent events and circumstances and concluded there is no evidence that changes our most recent conclusions.

2. Summary of Significant Accounting Policies

Revenue Recognition, page 121

3.
Please revise your disclosures to provide the information required by ASC 606-10-50-12 through 50-12A for the performance obligations for your PGS and research services along with the disclosures required by ASC 606-10-50-13 through 50-15 for those contracts with multiple performance obligations, how you determined the transaction price and the significant judgments made in estimating the transaction price as it relates to variable consideration in accordance with ASC 606-10-50-17 and 50-20, and when the performance obligations are satisfied in accordance with ASC 606-10-50-18 through 50-19.

Company Response: The Company acknowledges the Staff’s comment and in response has included the disclosure set forth below in the June 30 Form 10-Q. Comparable disclosure will also be included as appropriate in future filings.

Ms. Houser

Mr. Pavot

August 9, 2022

Revenue Recognition

In accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“Topic 606”), the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for transferring the products or services to a customer (“transaction price”). The transaction price includes various forms of variable consideration, as discussed below. In general, the transaction price is paid by customers at contract inception.

For contracts with multiple performance obligations, the transaction price is allocated to each performance obligation on a relative stand-alone selling (“SSP”) price basis. The SSP is determined at contract inception and is not updated to reflect changes between contract inception and when the performance obligations are satisfied. Determining the SSP for performance obligations requires significant judgment. The SSP for each performance obligation is based on the prices at which the Company separately sells the products and services. If an observable price from stand-alone sales is not available, the Company uses the adjusted market assessment approach, using reasonably available information and applicable inputs, to estimate the selling price of each performance obligation.

PGS

The Company generates PGS revenue by providing customers with a broad suite of genetic reports, including information on customers’ genetic ancestral origins, personal genetic health risks, and chances of passing on certain rare carrier conditions to their children, as well as reports on how genetics can impact responses to medication.

The Company’s contracts with customers for PGS services include multiple performance obligations: (1) initial ancestry reports, (2) ancestry updates, (3) initial health reports, (4) health updates, and (5) subscriptions for extended health insights with access to exclusive reports and features. The transaction price for PGS revenue includes the amount of fixed consideration the Company expects to receive, as well as variable consideration related to refunds. The Company estimates the amount of variable consideration that should be included in the transaction price using the expected value method.

The Company bases its estimates of variable consideration related to refunds on historical data and other information. Estimates include: (i) timing of the returns and fees incurred, (ii) pricing adjustments related to returns and fees, and (iii) the quantity of product that will be returned in the future. Significant judgment is used in determining the appropriateness of these assumptions at each reporting period. Provisions for returns are based on service-level return rates, recent unprocessed return claims, as well as relevant market events and other factors.

The Company estimates the amount of sales that may be refunded and records the estimate as a reduction of revenue and a refund liability in the period the related PGS revenue is recognized. Based on the distribution model for PGS services and the nature of the services being provided, the Company believes there will be minimal refunds and has not experienced material historical refunds.

Revenue is recognized at a point in time upon delivery of the initial ancestry reports and initial health reports to the customer, as the customer obtains control when the report is received.

Ms. Houser

Mr. Pavot

August 9, 2022

Revenue is recognized over time for ancestry updates and health updates over the period the customer is estimated to remain active. The Company estimates this period based on the historical average period that the customer continues to engage with the available report updates after the delivery of the initial reports. These updates are provided to the customer, when and if available, throughout the estimated period of activity during which the customer interacts with the PGS service. The Company re-evaluates these estimates at the end of each reporting period and adjusts accordingly. The Company has determined that access to the updates, when and if available, qualifies as a series of distinct goods or services, for which revenue is recognized ratably over the period estimated by the Company.

Subscription revenue for extended health insights is recognized ratably over the contractual subscription period as the customer benefits from having access to these insights evenly throughout this period.

The Company sells through multiple channels, including direct to consumer via the Company’s website and through online retailers. If the customer does not return the Kit for processing, services cannot be completed by the Company, potentially resulting in unexercised rights (“breakage”) revenue. To estimate breakage, the Company applies the practical expedient available under Topic 606 to assess its customer contracts on a portfolio basis as opposed to individual customer contracts, due to the similarity of customer characteristics, at the sales channel level. The Company recognizes the breakage amounts as revenue, proportionate to the pattern of revenue recognition of the returning Kits in these respective sales channel portfolios. The Company estimates breakage for the portion of Kits not expected to be returned using an analysis of historical data and considers other factors that could influence customer Kit return behavior. The Company updates its breakage rate estimate periodically and, if necessary, adjusts the deferred revenue balance accordingly. If actual Kit return patterns vary from the estimate, actual breakage revenue may differ from the amounts recorded. The Company recognized breakage revenue from unreturned Kits of $5.0 million and $4.5 million for the three months ended June 30, 2022 and 2021, respectively.

Fees paid to certain sales channel partners include, in part, compensation for obtaining PGS contracts. Such contracts have an amortization period of one year or less, and the Company has applied the practical expedient to recognize these costs as sales and marketing expenses when incurred.

During the three months ended June 30, 2022, the Company did not recognize any PGS revenue for performance obligations satisfied in prior periods.

Research Services

The Company generates research services revenue by performing research services under agreements with third parties relating to the use of the Company’s genotypic and phenotypic data to perform various research activities, including identifying promising drug targets and further researching specific ailments or patient treatment areas.

Ms. Houser

Mr. Pavot

August 9, 2022

The Company’s contracts with customers for research services can include multiple performance obligations: (1) genotyping, (2) survey, (3) data analysis, (4) recruitment, (5) web development, (6) project management, and (7) dedicated research time. The transaction price for research services revenue includes the amount of fixed consideration the Company expects to receive, as well as variable consideration including, but not limited to, per participant fees, additional compensation for certain industry approvals, payments for milestones achieved early, and penalties for customer delays. The Company estimates the amount of variable consideration that should be included in the transaction price using the most likely amount method.

The Company bases its estimates of variable consideration on historical data and other available information. The Company includes an estimated amount of variable consideration in the transaction price only if it is probable that a subsequent change in the estimate would not result in a significant revenue reversal. Based on the historical data available, the Company believes there will be minimal amounts of variable consideration earned and as such does not materially impact the transaction price for research services. Variable consideration estimates are revisited at the end of each reporting period and adjustments are made accordingly.

To recognize revenue, the Company compares actual hours incurred to date to the overall total expected hours that will be required to satisfy the performance obligation. The use of personnel hours is a reasonable measure of progress as the Company fulfills its contractual obligations through research performed by Company personnel. Revenues are recognized over time as the hours are incurred. All estimates are reviewed by the Company at the end of each reporting period and adjustments are made accordingly.

During the three months ended June 30, 2022, the Company did not recognize any research services revenue for performance obligations satisfied in prior periods.

4.
For your telehealth revenue streams, please revise your disclosures to provide information regarding how you determined the transaction price and the significant judgments made in estimating the transaction price as it relates to variable consideration in accordance with ASC 606-10-50-17 and 50-20.

Company Response: The Company acknowledges the Staff’s comment and in response has included the disclosure set forth below in the June 30 Form 10-Q. Comparable disclosure will also be included as appropriate in future filings.

Telehealth

The Company generates telehealth revenues from pharmacy fees, patient fees, and membership fees. The transaction price for telehealth services includes the amount of fixed consideration the Company expects to receive, as well as variable consideration related to sales deductions, including (1) product returns, including return estimates and (2) fees for transaction processing and chargebacks. The Company estimates the amount of variable consideration that should be included in the transaction price using the expected value method.

Ms. Houser

Mr. Pavot

August 9, 2022

The Company estimates the amount of sales that may be refunded and records the estimate as a reduction of revenue and a refund liability in the period the related Telehealth revenue is recognized. The Company’s customers have limited return rights related to the telehealth services. The Company has not historically experienced material returns and believes there will be minimal returns in the future, as such the transaction price for telehealth services is not materially impacted.

Provisions for transaction fees and chargebacks are primarily based on customer-level contractual terms. Accruals and related reserves are adjusted as new information becomes available, which generally consists of actual transaction fees and chargebacks processed relating to sales recognized.

Pharmacy fees, net – The Company primarily generates revenue through sale and delivery of prescription medications from the Affiliated Pharmacies (as defined below). A contract is entered into with a patient when the patient accepts the Company’s terms and conditions, requests a prescription, or chooses to refill, and provides access to payment. The Company has determined that these contracts contain one performance obligation. Revenue is recognized at the point in time in which prescription services are rendered for these transactions. Fees are charged as prescription services are rendered. Revenue is recorded net of refunds and transaction fees.

Patient fees, net – The Company primarily generates revenue through the PMCs (as defined below) from patient visit fees, which include healthcare professional consultations, lab testing, and ordering prescriptions. A contract is entered into with a patient when the patient accepts the Company’s terms and conditions and provides access to payment. The Company has determined that each service event is a distinct performance obligation. Revenue is recognized at the point in time in which services are rendered for these transactions. Fees are charged upfront prior to services being rendered and are allocated to each obligation to provide services to the patient. Revenue is recorded net of refunds, transaction fees, and pass-through lab and prescription costs.

Membership fees, net – The Company generates revenue through membership fees from patients, which includes a membership for unlimited medical visits and unlimited prescriptions during the membership period (generally one, three or twelve months). A contract is entered into with a patient when the patient accepts the Company’s terms and conditions and makes a pre-payment for the membership term. The Company has determined that access to the services over the membership period qualifies as a series of distinct goods or services for which revenue is recognized ratably over the respective membership period. Revenue is recorded net of refunds. Deferred revenue consists of advance payments from members related to membership performance obligations that have not been satisfied for memberships.

In providing telehealth services that include professional medical consultations, the Company maintains relationships with various affiliated professional medical corporations (“PMCs”). PMCs are organized under state law as professional entities that are owned by physicians licensed in the applicable state and that engage licensed healthcare professionals (each, a “Provider” and collectively, the “Providers”) to provide consultation services. See Note 5, “Variable Interest Entities,” for additional details. The Company accounts for service revenue as a principal in the arrangement with its patients.

Additionally, with respect to its telehealth services involving the sale of prescription products, the Company maintains relationships with affiliated pharmacies (collectively, the “Affiliated Pharmacies”) to fill prescriptions that are ordered by the Company’s patients. The Company accounts for prescription product revenue as a principal in the arrangement with its patients.

Ms. Houser

Mr. Pavot

August 9, 2022

During the three months ended June 30, 2022, the Company did not recognize any telehealth revenue for performance obligations satisfied in prior periods.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 159

5.
We note that you have concluded that your disclosure controls and procedures are effective as of March 31, 2022, even though you have identified a material weakness in your internal controls over financial reporting. Given the overlap between disclosure controls and procedures and internal controls over financial reporting, please tell us the factors you considered to support your conclusion that your disclosure controls and procedures were effective.

Company Response: The Company respectfully advises the Staff that on August 9, 2022 the Company filed Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the fiscal year ended March 31, 2022, to amend and restate Part II, Item 9A, “Controls and Procedures,” with respect to the conclusion of management regarding the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2022.

We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter. Please contact the undersigned at 212.309.6843 or Steven Schoch, Chief Financial and Accounting Officer of the Company, at 408.930.1390, with any questions regarding the foregoing.

Very truly yours,

/s/ Howard A. Kenny
Howard A. Kenny

cc: Steven Schoch, Chief Financial and Accounting Officer, 23andMe Holding Co.

Marlee S. Myers, Morgan, Lewis & Bockius LLP

Justin W. Chairman, Morgan, Lewis & Bockius LLP

Alexandra M. Good, Morgan, Lewis & Bockius LLP